FILE NO.
070-06322

OHIO POWER COMPANY
COOK COAL TERMINAL
QUARTERLY REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT RELEASE NO. 22977
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

CONTENTS

Exhibit

Statements of Transfer Fee Billings	1

Summary of Costs Incurred	2

Calculation of Allowed Cost of Capital - Effective April 1, 2004	3

Exhibit 1

OHIO POWER COMPANY
COOK COAL TERMINAL
STATEMENTS OF TRANSFER FEE BILLINGS
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004			February 2004			March 2004

	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)

SERVICE TO AFFILIATES

Rockport	634,833	$1.85	$1,174	564,991	$1.85	$1,045	769,411	$1.85	$1,423

Tanners Creek	36,240	1.85	67	50,913	1.85	94	51,674	1.85	96

Mountaineer	-	-	-	88,626	1.85	164	2,838	1.85	5

SERVICE TO NON- AFFILIATES	378,791	1.29	488	431,228	1.28	554	436,253	1.29	561

TOTAL	1,049,864		$1,729	1,135,758		$1,857	1,260,176		$2,085

Exhibit 2

OHIO POWER COMPANY
COOK COAL TERMINAL
SUMMARY OF COSTS INCURRED
BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2004

	January 2004	February 2004	March 2004	Three Months Ended March 31, 2004
	(in thousands)

Labor	$417	$381	$331	$1,129
Benefits	150	130	246	526
Operating Materials	77	51	53	181
Maintenance	209	196	-	405
Other Billed Services	35	74	155	264
Taxes Other Than Income Tax	120	96	107	323
Rentals	589	575	594	1,758
Depreciation	7	29	18	54
Normalization	48	400	374	822
Other	338	454	646	1,438

Total	$1,990	$2,386	$2,524	$6,900

Exhibit 3

OHIO POWER COMPANY COOK COAL TERMINAL AND RAIL CAR MAINTENANCE FACILITY RATE OF RETURN ON INVESTMENT

COMPONENT	CAPITALIZATION @12/31/03 (000)		PERCENT OF TOTAL	EFFECTIVE COST		AFTER-TAX WEIGHTED RATE OF RETURN
Long-term Debt	$1,616,438	(a)	52.07%	7.00%	(c)	3.65%
Preferred Stock	23,895		0.77%	5.45%	(c)	0.04%
Common Stock	1,464,025	(b)	47.16%	12.81%	(d)	6.04%

Total	3,104,358		100.00%			9.73%

a) Includes Long-term Debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense, and the unamortized loss on reacquired debt.

b) Common Equity includes the premium on preferred stock and excludes undistributed subsidiary earnings

c) Cost at 12/31/03.

d) The rate allowed by the PUCO in 1995 in a retail rate settlement approved in March 1995.

Rate will be applied for billing purposes to the twelve month period commencing April 1, 2004.